Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$614,000	$18.85

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, as amended, the Registration Statement, and have been carried forward, of which $18.85 is offset against the registration fee due for this offering and of which $1,561,007.59 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-134553

Amendment No. 1, dated October 9, 2007 to

PRICING SUPPLEMENT NO. 446
(To prospectus dated May 30, 2006 and prospectus supplement dated May 30, 2006)

U.S. $614,000
LEHMAN BROTHERS HOLDINGS INC.
MEDIUM-TERM NOTES, SERIES I
Return-Enhanced Notes Linked to a Basket of Ten Commodities
Due October 11, 2010

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”). Terms used here have the meanings given to them in the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

General:			•	Each $1,000 denominated note will receive a single U.S. dollar
				payment on the Maturity Date equal to:
•		Senior unsecured obligations of Lehman Brothers Holdings Inc.
				(A)	the sum of $1,000 plus the product of $1,000 times the Basket Return times the Upside Participation Rate, if the Final Basket Level is greater than the Initial Basket Level; or

•	CUSIP: 52517P6R7

•	ISIN: US52517P6R77			(B)	$1,000, if the Final Basket Level is equal to or less than the Initial Basket Level.

• The notes are designed for investors who believe that the value of the Component Commodities will have appreciated relative to their Initial Commodity Prices on the Valuation Date.			•	Upside Participation Rate: 130%

			•

Basket Return: A quotient, the numerator of which is the difference of the Final Basket Level minus the Initial Basket Level and the denominator of which is the Initial Basket Level, expressed as a percentage rounded to three decimal places.

• Component Commodities: Crude Oil, Heating Oil, Copper, Nickel, Zinc, Sugar, Cocoa, Coffee, Milk and Wheat (each as defined in “Description of the Notes” below)

			•	Final Basket Level: the product of 100 times the sum of 1 plus the sum of the Weighted Component Commodity Returns.

•     Basket: The Basket will be comprised of the ten Component Commodities. Each of Crude Oil, Heating Oil, Copper, Nickel, Zinc, Sugar, Cocoa, Coffee, Milk and Wheat makes up a portion of the Basket with a weighting, on the date of this pricing supplement, (each a “Component Weighting”) as follows:

			•	Initial Basket Level: Set to 100 on the Original Trade Date.

			•

Weighted Component Commodity Returns: For each Component Commodity, the product of the Component Weighting times a quotient, the numerator of which is the difference of the Final Commodity Price minus the Initial Commodity Price and the denominator of which is the Initial Commodity Price for such Component Commodity.

	Component Commodities	Component Weighting
	Crude Oil	10%
	Heating Oil	10%
	Copper	10%		Initial Commodity Prices:
	Nickel	10%
	Zinc	10%		Component Commodity	Initial Commodity Price
	Sugar	10%		Crude Oil	US$79.94
	Cocoa	10%		Heating Oil	US$2.1787
	Coffee	10%		Copper	US$8,301.00
	Milk	10%		Nickel	US$31,005.00
	Wheat	10%		Zinc	US$3,110.00
				Sugar	US$9.84
	Maturity Date: October 11, 2010			Cocoa	US$1,876.00
				Coffee	US$1,934.00

•     Valuation Date: October 4, 2010, or if such day is not a Valuation Business Day (as defined in “Description of the Notes” below), the immediately preceding Valuation Business Day; provided that if a Disruption Event is in effect on the scheduled Valuation Date, the Valuation Date may be postponed (as described in “Description of the Notes” below).

				Milk	US$20.12
				Wheat	US$927

			•	Final Commodity Price: For each Component Commodity, the applicable Commodity Price (as defined in “Description of the Notes” below) on the Valuation Date.

•	The notes are 100% principal protected if held to maturity.

•	Denominations: U.S.$1,000 and whole multiples of U.S.$1,000 in excess thereof.

Payments:

•	No interest payments during the term of the notes.

Investing in the notes involves risks. Risk Factors begin on page PS-4 and begin on page S-4 of the MTN prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total(3)
Public offering price(1)	100.00%	U.S.$614,000
Underwriting discount(2)	1.80%	U.S.$11,052
Proceeds to Lehman Brothers Holdings Inc.	98.20%	U.S.$602,948

(1)  The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates’ expected cost of providing such hedge as well as the profit such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)  Lehman Brothers Inc. will receive commissions of $18.00 per $1,000 principal amount, or 1.80%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

(3)  The notes will be issued in an aggregate principal amount of $614,000 and will form a single tranche with the $1,797,000 aggregate principal amount of Medium-Term Notes, Series I, due October 11, 2010, that Lehman Brothers Holdings will issue on October 10, 2007. The notes will have the same CUSIP and ISIN numbers as the other notes of this tranche and will settle on the same date as, and trade interchangeably with, the other notes of this tranche. The issuance of the notes will increase the aggregate principal amount of this tranche to $2,411,000.

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about October 10, 2007.

Lehman Brothers Inc., a wholly owned subsidiary of Lehman Brothers Holdings, makes a market in Lehman Brothers Holdings’ securities. It may act as principal or agent in, and this pricing supplement may be used in connection with, those transactions. Any such sales will be made at varying prices related to prevailing market prices at the time of sale.

LEHMAN BROTHERS

October 9, 2007

SUMMARY INFORMATION — Q&A

This summary highlights selected information from this pricing supplement, the MTN prospectus supplement and the base prospectus to help you understand the notes. You should carefully read this pricing supplement, the MTN prospectus supplement and the base prospectus to understand fully the terms of the notes and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the “Risk Factors” section on page PS-4 and begin on page S-4 of the MTN prospectus supplement to determine whether an investment in the notes is appropriate for you.

What are the notes?

The notes will be a series of our senior debt that are linked to a basket (the “Basket”) that measures the performance of Crude Oil, Heating Oil, Copper, Nickel, Zinc, Sugar, Cocoa, Coffee, Milk and Wheat (each as defined in “Description of the Notes” below).  We refer to Crude Oil, Heating Oil, Copper, Nickel, Zinc, Sugar, Cocoa, Coffee, Milk and Wheat as the Component Commodities.  Each of the Component Commodities makes up a portion of the Basket with a weighting, on the date of this pricing supplement, (each a “Component Weighting”) as follows:

Component Commodities	Component Weighting
Crude Oil	10%
Heating Oil	10%
Copper	10%
Nickel	10%
Zinc	10%
Sugar	10%
Cocoa	10%
Coffee	10%
Milk	10%
Wheat	10%

The notes will rank equally with all other unsecured debt of Lehman Brothers Holdings, except subordinated debt, and will mature on October 11, 2010 (or if such day is not a New York business day, the next succeeding New York business day).

What payments will I receive on the notes before maturity?

None. Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return on principal at maturity.

What will I receive if I hold the notes until the Maturity Date?

We have designed this type of note for investors who believe the value of the Component Commodities will have appreciated on the Valuation Date relative to their Initial Commodity Prices.

At maturity, you will receive a payment for each $1,000 denominated note equal to:

(A)                the sum of $1,000 plus the product of $1,000 times the Basket Return times the Upside Participation Rate, if the Final Basket Level is greater than the Initial Basket Level; or

(B)                  $1,000, if the Final Basket Level is equal to or less than the Initial Basket Level.

The Upside Participation Rate is 130%.

The Basket Return is a quotient, the numerator of which is the difference of the Final Basket Level minus the Initial Basket Level and the denominator of which is the Initial Basket Level, expressed as a percentage rounded to three decimal places.

The Final Basket Level is the product of 100 times the sum of 1 plus the sum of the Weighted Component Commodity Returns.

The Initial Basket Level is set to 100 on the Original Trade Date.

The Weighted Component Commodity Returns are, for each Component Commodity, the product of the Component Weighting times a quotient, the numerator of which is the difference of the Final Commodity Price minus the Initial Commodity Price and the denominator of which is the Initial Commodity Price for such Component Commodity.

The Initial Commodity Prices for each Component Commodity are as follows:

Component Commodity	Initial Commodity Price
Crude Oil	US$79.94
Heating Oil	US$2.1787
Copper	US$8,301.00
Nickel	US$31,005.00
Zinc	US$3,110.00
Sugar	US$9.84

Cocoa	US$1,876.00
Coffee	US$1,934.00
Milk	US$20.12
Wheat	US$927

The Final Commodity Price is, for each Component Commodity, the applicable Commodity Price (as defined in “Description of the Notes” below) on the Valuation Date.

The Valuation Date is October 4, 2010, or if such day is not a Valuation Business Day (as defined in “Description of the Notes” below), the immediately preceding Valuation Business Day; provided that if a Disruption Event is in effect on the scheduled Valuation Date, the Valuation Date may be postponed (as described in “Description of the Notes” below).

You can review hypothetical Redemption Amount payment examples under “Description of the Notes—Hypothetical Redemption Amount Payment Examples”.

How will I be able to find the Component Commodities at any point in time?

You can obtain the level of the Component Commodities at any time by calling your Lehman Brothers sales representative.

Are there any risks associated with my investment?

Yes, the notes will be subject to a number of risks. See “Risk Factors” beginning on PS-4 and page S-4 of the MTN prospectus supplement.

What about taxes?

We believe the notes will be treated as contingent payment debt instruments as described under “Certain United States Federal Income Tax Consequences” below and “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the MTN prospectus supplement.

What happens in the event of a Disruption Event?

If the Calculation Agent determines that a Disruption

Event (as defined in “Description of the Notes” below) has occurred with respect one or more Component Commodities is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Final Basket Level using:

•                  for each such Component Commodity that did not suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price for that Component Commodity on the scheduled Valuation Date, and

•                  for each such Component Commodity that did suffer a Disruption Event on the scheduled Valuation Date, either the Final Commodity Price on the immediately succeeding trading day for such Component Commodity on which no Disruption Event occurs or is continuing with respect to such Component Commodity or in the Calculation Agent’s sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant, as described in “Description of the Notes” below.

Who is Lehman Brothers Holdings?

Lehman Brothers Holdings Inc. and its subsidiaries (collectively “Lehman Brothers Holdings”) an innovator in global finance, serves the financial needs of corporations, governments and municipalities, institutional clients and high-net-worth clients worldwide. Lehman Brothers Holdings’ worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. See “Prospectus Summary—Lehman Brothers Holdings Inc.” and “Where You Can Find More Information” on pages 1 and 58, respectively, of the base prospectus.

You may request a copy of any document Lehman Brothers Holdings files with the Securities and Exchange Commission, or the SEC, pursuant to the Securities and Exchange Act of 1934, at no cost, by writing or telephoning Lehman Brothers Holdings at the address set forth under the caption “Where You Can Find More Information” in the base prospectus.

What are the roles of Lehman Brothers Inc. and Lehman Brothers Commodity Services Inc.?

Lehman Brothers Inc., one of our subsidiaries, will be the agent and Lehman Brothers Commodity Services Inc., another of our subsidiaries, will be the calculation agent for purposes of determining the Redemption Amount as well as determining whether a Disruption Event has occurred and is continuing.  Potential conflicts of interest may exist between Lehman Brothers Inc. and Lehman Brothers Commodity Services Inc. and you as a beneficial owner of the notes. See “Risk Factors— An affiliate of ours may act as calculation agent on the notes, creating a potential conflict of interest between you and us” in the MTN prospectus supplement and “Description of the Notes” below.

Can you tell me more about the effect of hedging activity by Lehman Brothers Holdings?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Component Commodities or in other instruments, such as options, swaps or futures, based on the Component Commodities. This hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.

In what form will the notes be issued?

The notes of each series will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company or its nominee. Except in very limited circumstances you will not receive a certificate for your notes.

Will the notes be listed on a stock exchange?

No, the notes will not be listed on a stock exchange.

After the initial offering of the notes, Lehman Brothers Inc. intends to make a market in the notes and may stabilize or maintain the market price of the notes during the initial distribution of the notes.  However, Lehman Brothers Inc. will not be obligated to engage in any of these market activities or to continue them once they are begun. No assurance can be given as to the liquidity of the trading market for the notes.

RISK FACTORS

Unlike ordinary debt securities, the return on the notes at maturity depends on the prices of the Component Commodities on the Valuation Date. The notes are a riskier investment than ordinary debt securities. Also, the notes are not equivalent to investing directly in the Component Commodities. Before investing in the notes, certain risk factors should be carefully considered by prospective investors in the notes. Risks specific to the notes are described below and are in addition to, and should be read in conjunction with, the risk factors disclosed in the MTN prospectus supplement.

An investment in the notes is subject to risks associated with the performance of the Component Commodities.

The notes do not bear interest, and the return on the notes at maturity is dependent on the Basket Return, which in turn depends on the aggregate performance of the prices of the Component Commodities.  Because the notes do not bear interest, your return on the notes will depend solely on the whether the Final Basket Level is greater than the Initial Basket Level as of the Valuation Date.  If the Basket Return is equal to or less than zero as of the Valuation Date, you will receive at maturity only the return of the principal you invested.

The prices of the Component Commodities are primarily affected by the global demand for and supply of such Component Commodities (including certain specific factors discussed below), but from time to time may also be significantly affected by speculative actions or currency exchange rates.  Demand for the Component Commodities is significantly linked to the level of global economic activity, but is also influenced by other factors such as government regulations (including environmental or consumption policies) and for certain commodities, growth in industrial production and gross domestic product in emerging market countries, such as India or China, that have become oversized users of commodities and therefore increased the extent to which commodities rely on these markets.  In addition to general economic activity and demand, prices for a Component Commodity can be influenced by political events, changes in production and yields, weather, trade and diseases, as well as labor activity and supply disruptions in regions of the world that are major producers of the relevant Component Commodity, all of which will tend to affect worldwide prices of a Component Commodity, regardless of the location of the event.  It is impossible to predict what effect these factors will have on the value of any of the Component Commodities and thus, the return on the notes.

In the event of sudden disruptions in the supplies of a Component Commodity, such as those caused by war, natural events, or accidents, prices of a Component Commodity and futures contracts on a Component Commodity could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon the introduction of new or previously withheld supplies of the Component Commodities into the market or the introduction of substitute products or commodities.

In addition, the Component Commodities are also subject to certain specific risks.

Specific factors affecting the price of Crude Oil. The price of crude oil is primarily affected by the global demand for and supply of crude oil. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil.  Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. A decrease in the price of any of these commodities may have a material adverse effect on the price of crude oil and the return on an investment in the notes.

Specific factors affecting the price of Heating Oil.  The level of global industrial activity influences the demand for heating oil. In addition, the seasonal temperatures in countries throughout the world can heavily influence the demand for heating oil. Heating oil is generally used to fuel heat furnaces for buildings. Heat oil is derived from crude oil and as such, any factors that influence the supply of crude oil may also influence the supply of heating oil.

Specific factors affecting the price of Copper.  The price of copper is primarily affected by the global demand for and supply of copper. Copper is a conductor of electricity, and one of the most significant applications for copper is the production of cable, wire and electrical products for both the electrical and building industries. Construction is another principal industrial application for copper, which is used in pipes for plumbing, heating, ventilation, and air conditioning, along with masonry wiring and sheet metal facing.   Demand for copper products in recent years has been supported by strong consumption from newly industrializing countries due to their copper-intensive economic growth and infrastructure development.  Apart from the United States, Canada and Australia, the majority of copper concentrate supply (the raw material) comes from outside the Organization for Economic Cooperation and Development countries. In previous years, copper supply has been affected by strikes, financial problems and terrorist activity.

Specific factors affecting the price of Nickel.  The price of nickel is primarily affected by the global demand for and supply of nickel. Primary nickel improves the durability and strength of steel and provides corrosion resistance, allowing for the production of stainless steel, which is the primary consumer of primary nickel. It is also used in the production of special metal alloys, many of which are used in automotive parts.  Russia has the world’s largest nickel reserves and therefore is the largest nickel producer, while Australia and Canada are also significant producers.

Specific factors affecting the price of Zinc.  The price of zinc is primarily affected by the global demand for and supply of zinc.  The manufacture of galvanized steel, which adds protection against corrosion to steel-based building structures, vehicles, machinery and general household equipment, accounts  for a significant percentage of world-wide zinc demand.  Accordingly, the demand for zinc is highly correlated to the supply of and demand for galvanized steel, which is in turn heavily dependent on the automobile and construction sectors.   The largest reserves of zinc concentrate (the raw material) are in Australia, Canada, China and Latin American countries (particularly Peru).

Specific factors affecting the price of Sugar.  The price of sugar is primarily affected by the global demand for and supply of sugar, but are also significantly influenced by governmental policy and international trade agreements, by speculative actions and by currency exchange rates. Sugar is used primarily as a human food sweetener, but is also used in the production of fuel ethanol. Global demand for sugar is influenced by level of human consumption of sweetened food-stuffs and beverages and to a lesser extent, by the level of demand for sugar as the basis for fuel ethanol. The world export supply of sugar is dominated by the European Union, Brazil, Guatemala, Cuba, Thailand and Australia, while other countries, including India, the United States, Canada and Russia produce significant amounts of sugar for domestic consumption. Governmental programs and policies regarding agriculture and energy, specifically, and trade, fiscal and monetary issues, more generally, in these countries and at a multinational level could affect the supply and price of sugar. Extrinsic factors also affect sugar prices such as weather, disease and natural disasters.

Specific factors affecting the price of Cocoa.  The price of cocoa is primarily affected by the global demand for and supply of cocoa, but is also influenced by other factors, including climate, political instability, pestilence, regulations, and the economic strength of consuming countries.  The cocoa market is extremely volatile.  The Ivory Coast is by far the major producer of cocoa in the world followed by Ghana, Indonesia, and Brazil.  The cocoa market is therefore very sensitive to political and economic developments in West Africa, particularly in the Ivory Coast.  Also, diseases, such as witches’ broom, or infestation, such as the Indonesian cocoa pod borer, can negatively impact supply.  Finally, supranational organizations and governments can exert influence on the price of cocoa by their policies.  For example, many countries, including the United States, prohibit the use of substitutes in products sold as chocolate.

Specific factors affecting the price of Coffee.  The price of Robusta coffee is primarily affected by the global demand for and supply of coffee.  The supply of coffee can be affected by weather conditions, the health of the coffee trees and harvesting practices. Historically, weather has played a major role in determining world supply. The internal policies of the governments of producing countries with regard to number of trees planted, price support programs and world export quotas can also impact the amount of coffee available for world trade.  The demand for coffee is primarily determined by its price, the price and availability of substitute drinks and consumers’ tastes.

Specific factors affecting the price of Milk.  The price of milk is primarily affected by the demand and supply of milk.  The dairy industry is one of the most heavily regulated segments in all of agriculture. Through its support price program, the U.S. government agrees to buy dairy commodities at a minimum level.  This purchase level acts as a floor on dairy prices when supplies increase.  However, the commercial dairy markets can and have traded below support prices.  The availability of imports also tends to act as a practical ceiling on dairy prices in the United States.  Quotas and tariffs are in place to prevent imports from flooding the market in the United States, but when U.S. prices relative to world prices are too high, imports of milk can lower prices, especially when supplies are limited.  The supply of milk may be also impacted by the attrition of lower producing herds, weather conditions and changes in feed and forage quality due to price or availability.

Specific factors affecting the price of Wheat.  The price of wheat is subject to the global demand for, and supply of, wheat.  The supply and demand of wheat are subject to temporary distortions, extreme price variations and other disruptions due to, among other things, conditions of illiquidity in the markets, weather, the participation of speculators, government regulation and intervention.  A significant portion of wheat demand is driven by human consumption. Changes in food consumption patterns could affect the price of wheat. In addition, changes in production and yields could affect supply.

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and our credit ratings.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The prices of the Component Commodities will affect the market value of the notes. It is expected that the market value of the notes will depend on where the prices of the Component Commodities are trading relative to the Initial Commodity Prices.  If you choose to sell your notes when the price of one or more of the Component Commodities is trading at a level below its respective Initial Commodity Price, or when the market perceives an increased risk of this occurring, the trading price of the notes may be adversely affected, and you may receive substantially less than the principal amount of the notes sold.

The forward prices of certain of the Component Commodities may be lower than spot prices, which imply a decline in spot prices over time.  Your return on the notes depends solely on the Final Basket Level being greater than the Initial Basket Level as of the Valuation Date, which in turn depends on the prices for the Component Commodities having appreciated relative to their prices on the Original Trade Date.  However, if prices are in “backwardation”, meaning that the forward prices are currently lower than the spot prices, the prices of the Component Commodities in backwardation will be expected to decrease in the future.  If the prices of one or more Component Commodities on the Valuation Date have declined sufficiently to offset any appreciation in one or more of the other Component Commodities, the Final Basket Level may be equal to or less than the Initial Basket Level, in which case, you will receive at maturity only the return of the principal you invested.

Changes in the volatility of the Component Commodities and their prices are expected to affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of one or more of the Component Commodities or the prices of one or more of the Component Commodities increases or decreases, the market value of the notes may be adversely affected. The volatility of the Component Commodities and their prices are affected by a variety of factors, including weather, diseases, agricultural events or policies, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in the Component Commodities and the futures contracts on the Component Commodities.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the prices of one or more of the Component Commodities and, therefore, the value of your notes.

Active trading in options, futures contracts, options on futures contracts and underlying commodities may adversely affect the value of the notes.  Lehman Brothers Commodity Services Inc. and certain of our other affiliates actively trade the Component Commodities, futures contracts on the Component Commodities on a spot and forward basis and other contracts and products in or related to the Component Commodities and other derivative products (including futures contracts, options on futures contracts and options and swaps on the Component Commodities).  We or our affiliates may also issue or underwrite other financial instruments with returns indexed to one or more of the Component Commodities or futures contracts on the Component Commodities and derivative commodities. These trading and underwriting activities by us, Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or our other affiliates, or by unaffiliated third parties, could adversely affect the prices of the Component Commodities, which could in turn affect the return on and the value of the notes.

The inclusion in the original issue price of the broker’s fee and our cost of hedging our obligations under the notes through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and our cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes such affiliates’ expected cost of providing a hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

The use of a return on a basket of Component Commodities instead of a single commodity or index return may adversely affect the return on your investment.

The Redemption Amount payable on the notes in excess of the principal invested, if any, is based on the Basket Return, which in turn is based on the Final Basket Level that represents the combined performance of the Component Commodities.  Because price movements in the Component Commodities may not correlate with each other, at a time when the price of one or more of the Component Commodities increases, the price of one or more of the other Component Commodities may increase to a lesser extent or may decline. Therefore, in calculating the Basket Return, increases in the value of one or more of the Component Commodities may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other Component Commodities.

The return on your notes may not reflect all developments in the Component Commodities.

Because the payout will be based on the Basket Return, which in turn is calculated based on the Final Basket Level on the Valuation Date, a single Valuation Business Day near the end of the term of the notes, the prices of the Component Commodities at other times during the term of the notes or at the Maturity Date could be higher than the Final Basket Level on the Valuation Date.  This difference could be particularly large if there is a significant decrease in the prices of the Component Commodities during the latter portion of the term of the notes or if there is significant volatility in the prices of the Component Commodities during the term of the notes, especially on dates near the Valuation Date.

Lack of regulation.

The notes are debt securities that are our direct obligations.  The net proceeds to be received by us from the sale of the notes will not be used to purchase or sell the Component Commodities, or futures contracts on the Component Commodities on the Relevant Exchanges, for the benefit of holders of the notes. The notes are not themselves futures contracts, and an investment in the notes does not constitute either an investment in the Component Commodities or futures contracts on Component Commodities or in a collective investment vehicle that trades in the Component Commodities or futures contracts on the Component Commodities.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute investments by you in futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to the Component Commodities.

In the ordinary course of their businesses, our affiliates may from time to time express views on expected movements in the price of Component Commodities and other commodities. These views are sometimes communicated to clients who participate in the markets for the Component Commodities and other commodity sectors. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in the markets for the Component Commodities and other sectors may at any time have significantly different views from those of us or our affiliates.  In connection with your purchase of the notes, you should investigate the Component Commodities and not rely on views which may be expressed by us or our affiliates in the ordinary course of their businesses with respect to future Component Commodity price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Component Commodities. Neither the offering of the notes nor any views which may from time to time be expressed by us or our affiliates in the ordinary course of their businesses with respect to future price movements of the Component Commodities constitutes a recommendation as to the merits of an investment in your notes.

Suspension or disruption of market trading in the Component Commodities or other futures contracts on the Component Commodities and certain other events may require a postponement in the Valuation Date for one or more of the Component Commodities, and may adversely affect the value of the notes.

Certain events, including events involving the suspension or disruption of market trading in the Component Commodities or futures contracts on the Component Commodities constitute Disruption Events under the terms of the notes.  For further information on these events, see “Description of the Notes” below.  To the extent any of these events occurs with respect to one or more of the Component Commodities and remains in effect on the scheduled Valuation Date for the notes, the Valuation Date for the affected Component Commodity may be postponed until the Disruption Event ceases to be in effect or, if the Disruption Event remains in effect for three scheduled trading days after the Valuation Date, the price for the affected Component Commodity used to calculate the Final Basket Level will be determined by the Calculation Agent in its sole and absolute discretion taking into account the latest available quotation for the price for the affected Component Commodity and any other information that in good faith it deems relevant.

In the event the Valuation Date for one or more Component Commodities is delayed, the Final Commodity Price for the affected Component Commodity may be lower, and could result in the Final Basket Level (and consequent Basket Return and Redemption Amount) being lower, than what you may have anticipated based on the last available price for the affected Component Commodity as of the scheduled Valuation Date.

There are specific risks you should consider relating to the trading of commodities on the London Metal Exchange.

The prices of Copper, Nickel and Zinc will be determined by reference to the official cash delivery settlement price of contracts traded on the London Metal Exchange (the “LME”). The LME is a principals’ market which operates in a manner more closely analogous to the over-the-counter physical commodity markets than regulated futures markets, and certain features of regulated futures markets are not present in the context of LME trading. For example, there are no daily price limits on the LME, which would otherwise restrict the extent of daily fluctuations in the prices of LME contracts. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days. In addition, a contract may be entered into on the LME calling for delivery on any day from one day to three months following the date of such contract, weekly from three months to six months, and monthly thereafter up to 63, 27 and 15 months forward depending on the commodity (63 months forward for Copper and 27 months for each of Nickel and Zinc), in contrast to trading on futures exchanges, which call for delivery in stated delivery months. As a result, there may be a greater risk of a concentration of positions in LME contracts on particular delivery dates, which in turn could cause temporary aberrations in the prices of LME contracts for certain delivery dates. If such aberrations are occurring on the Valuation Date, the Final Commodity Price and, therefore, the Final Basket Level (and consequent Basket Return and Redemption Amount), could be adversely affected.

There are specific risks you should consider relating to the trading of commodities on unregulated exchanges.

Investments in securities indexed to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.

DESCRIPTION OF THE NOTES

The U.S.$614,000 aggregate principal amount of Return-Enhanced Notes Linked to a Basket of Ten Commodities Due October 11, 2010 offered hereby are Medium-Term Notes, Series I, of Lehman Brothers Holdings.  The CUSIP number for the notes is 52517P6R7 and the ISIN number is US52517P6R77. The notes will be issued in book-entry form only, and will be eligible for transfer through the facilities of DTC or any successor depository. See “Book-Entry Procedures and Settlement” in the base prospectus.

The notes will be issued in minimum denominations of U.S.$1,000 and in integral multiples of U.S.$1,000 in excess thereof, and will have a stated “Maturity Date” of October 11, 2010 or if such day is not a New York business day, on the next following New York business day.

The notes are offered as commodity-linked notes with a Redemption Amount determined by reference to the performance of the Component Commodities in relation to each Initial Commodity Price.

The “Redemption Amount” for each $1,000 note will be a single U.S. dollar payment on the Maturity Date equal to:

(A)      the sum of $1,000 plus the product of $1,000 times the Basket Return times the Upside Participation Rate, if the Final Basket Level is greater than the Initial Basket Level; or

(B)        $1,000, if the Final Basket Level is equal to or less than the Initial Basket Level.

The “Component Commodities” and “Commodity Weightings” are as follows:

Component Commodities	Component Weighting
Light sweet crude oil (“Crude Oil”)	10.0%
No. 2 fuel heating oil (“Heating Oil”)	10.0%
Copper — Grade A (“Copper”)	10.0%
Primary Nickel (“Nickel”)	10.0%
Special High Grade Zinc (“Zinc”)	10.0%
Sugar No. 11 (“Sugar”)	10.0%
Cocoa (“Cocoa”)	10.0%
Coffee Robusta (“Coffee”)	10.0%
Class III milk (“Milk”)	10.0%
Number 2 wheat (“Wheat”)	10.0%

The “Upside Participation Rate” is 130%.

The “Basket Return” is a quotient, the numerator of which is the difference of the Final Basket Level minus the Initial Basket Level and the denominator of which is the Initial Basket Level, expressed as a percentage rounded to three decimal places.

The “Final Basket Level” is the product of 100 times the sum of 1 plus the sum of the Weighted Component Commodity Returns.

The “Initial Basket Level” is set to 100 on the Original Trade Date.

The “Original Trade Date” is the October 3, 2007.

The "Upsize Trade Dates" are October 4, 2007 and October 9, 2007.

The “Issue Date” is October 10, 2007.

The “Weighted Component Commodity Returns” are, for each Component Commodity, the product of the Component Weighting times a quotient, the numerator of which is the difference of the Final Commodity Price minus the Initial Commodity Price and the denominator of which is the Initial Commodity Price for such Component Commodity.

The “Initial Commodity Prices” for each Component Commodity are as follows:

Component Commodity	Initial Commodity Price
Crude Oil	US$79.94
Heating Oil	US$2.1787
Copper	US$8,301.00
Nickel	US$31,005.00
Zinc	US$3,110.00
Sugar	US$9.84
Cocoa	US$1,876.00
Coffee	US$1,934.00
Milk	US$20.12
Wheat	US$927

The “Final Commodity Price” is, for each Component Commodity, the applicable Commodity Price on the Valuation Date.

The “Commodity Price” for each Component Commodity is as follows:

Component Commodity	Commodity Price

Crude Oil Heating Oil

For each of Crude Oil and Heating Oil, the official settlement price of the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) for that Component Commodity, expressed (a) in the case of Crude Oil, as the U.S. dollar price per barrel and (b) in the case of Heating Oil, as the U.S. dollar price per gallon, in each case as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Copper Nickel Zinc

For each of Copper, Nickel and Zinc, the official settlement price of that Component Commodity for cash delivery, expressed as the U.S. dollar price per metric ton of the Component Commodity, in each case as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Sugar

The official settlement price of the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) for Sugar, expressed as the U.S. cent price per pound, as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Cocoa

The official settlement price of the contract with the next succeeding “first notice date” (as defined below in “Information on the Component Commodities — Information on Sugar, Cocoa and the ICE”), expressed as the U.S. dollar price per metric ton, as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Coffee

The official settlement price of the contract with the next succeeding “first notice date” (as defined below in “Information on the Component Commodities— Information on Coffee and the LIFFE Exchange”), expressed as the U.S. dollar price per metric ton, as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Milk

The official settlement price of the contract with the next succeeding “last trade date” (as defined below in “Information on the Component Commodities— Information on Milk, Wheat and the CME Group”), expressed as the U.S. dollar price per hundredweight (100 pounds), as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

Wheat

The official settlement price of the contract with the next succeeding “first notice date” (as defined below in “Information on the Component Commodities— Information on Milk, Wheat and the CME Group”), expressed as the U.S. cents price per bushel, as made public by the Relevant Exchange for that Component Commodity (subject to the occurrence of a Disruption Event).

The “Relevant Exchange” is, for each Component Commodity, the exchange set forth opposite such Component Commodity below, or its successor, or if the exchange set forth below is no longer the principal exchange or trading market for a Component Commodity or options or futures contracts for such Component Commodity, such other exchange or principal trading market for the relevant Component Commodity as determined in good faith by the Calculation Agent which serves as the source of prices for that Component Commodity, and any principal exchanges where options or futures contracts on that Component Commodity are traded:

Component Commodity	Relevant Exchange
Crude Oil	The NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc. (“NYMEX”)
Heating Oil	NYMEX
Copper	London Metal Exchange (“LME”)
Nickel	LME
Zinc	LME
Sugar	The Intercontinental Exchange (“ICE”)
Cocoa	ICE
Coffe	Euronext.liffe (“LIFFE”)
Milk	CME Group (“CME”) (as successor to The Chicago Board of Trade and the Chicago Mercantile Exchange)
Wheat	CME

The “Valuation Date” is October 4, 2010, or if such day is not a Valuation Business Day, the immediately preceding Valuation Business Day; provided that if a Disruption Event is in effect on the scheduled Valuation Date, the Valuation Date may be postponed (as described below).

A “Valuation Business Day” is a day, as determined in good faith by the Calculation Agent, on which the Relevant Exchange for each Component Commodity  is scheduled to be (or, but for the occurrence of a Disruption Event, would have been) open for trading during its regular trading session (notwithstanding the Relevant Exchange closing prior to its scheduled closing time).

If a Disruption Event identified in clauses (A), (B) or (C) below relating to one or more Component Commodities is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Final Basket Level using:

•                                          for each such Component Commodity that did not suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price for that Component Commodity on the scheduled Valuation Date, and

•                                          for each such Component Commodity that did suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price on the immediately succeeding trading day for such Component Commodity on which no Disruption Event occurs or is continuing with respect to such Component Commodity;

provided however that if a Disruption Event has occurred or is continuing with respect to a Component Commodity on each of the three scheduled trading days following the scheduled Valuation Date, then (a) that third scheduled trading day shall be deemed the Valuation Date for the affected Component Commodity; and (b) the Calculation Agent will determine the Final Commodity Price for the affected Component Commodity on such day in its sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant.

If a Disruption Event identified in clauses (D) or (E) below relating to one or more Component Commodities is in effect on the Valuation Date, the Calculation Agent will determine the Final Commodity Price for the affected Component Commodity on the scheduled Valuation Date in its sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant.

A “Disruption Event” for a Component Commodity means, in each case as determined in good faith by the Calculation Agent:

(A)      the suspension of or material limitation on trading in the Component Commodity or futures contracts or options related to the Component Commodity, on the Relevant Exchange for that Component Commodity;

(B)               either (i) the failure of trading to commence, or permanent discontinuance of trading, in the Component Commodity, or futures contracts or options related to the Component Commodity, on the Relevant Exchange for that Component

Commodity, or (ii) the disappearance of, or of trading in, the Component Commodity;

(C)               the failure of the Relevant Exchange for the Component Commodity to publish the official daily settlement price of the Component Commodity for that day (or the information necessary for determining the settlement price);

(D)                the occurrence since the Original Trade Date of a material change in the content, composition, or constitution of the Component Commodity; or

(E)                  the occurrence since the Original Trade Date of a material change in the formula for or the method of calculating the settlement price of the Component Commodity.

For the purpose of determining whether a Disruption Event for a Component Commodity has occurred:

(1)                   a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange for the Component Commodity;

(2)                   a suspension in trading in a Component Commodity on the Relevant Exchange for that Component Commodity (without taking into account any extended or after-hours trading session), by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Disruption Event; and

(3)                   a suspension of or material limitation on trading on a Relevant Exchange for a Component Commodity will not include any time when the Relevant Exchange for that Component Commodity is closed for trading under ordinary circumstances.

For purposes of calculating the Final Basket Level in the event of a Disruption Event relating to one or more Component Commodities in accordance with the above, “trading day” means a day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange applicable to the affected Component Commodity.

The notes are not subject to redemption at our option or to repayment at the option of the Holders of the notes prior to the Maturity Date.

In case an event of default (as described in the base prospectus) with respect to any note shall have occurred and be continuing, the amount that may be declared due and payable upon any acceleration of the notes will be determined by the Calculation Agent for the period from and including the Issue Date to but excluding the date of early repayment and will equal, for each note, the Redemption Amount, calculated as though the date of early repayment were the Maturity Date. If a bankruptcy proceeding is commenced in respect of Lehman Brothers Holdings Inc., the claim of the beneficial owner of a note for the period from and including the Issue Date to but excluding the date of early repayment will be capped at the Redemption Amount, calculated as though the date of the commencement of the proceeding were the Maturity Date.

Any overdue payment in respect of any note will bear interest until the date upon which all sums due in respect of such note are received by or on behalf of the relevant Holder, at the rate per annum that is the rate for deposits in U.S. dollars for a period of six months that appears on the Reuters Screen LIBOR page as of 11:00 a.m. (London time) on the first London business day following such failure to pay. Such rate will be determined by the Calculation Agent.  If interest in respect of overdue amounts is calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

The “Calculation Agent” means Lehman Brothers Commodity Services Inc.

Hypothetical Redemption Amount Payment Examples

If the Final Basket Level on the Valuation Date is greater than the Initial Basket Level, the notes will pay a Redemption Amount equal to the principal amount invested plus the product of the principal amount invested multiplied by the Basket Return multiplied by the Upside Participation Rate.  If the Final Basket Level on the Valuation Date is equal to or less than the Initial Basket Level, the notes will pay a Redemption Amount equal to only the principal amount invested with no additional return.

The table below illustrates the hypothetical Redemption Amount at maturity per $1,000 in principal amount of notes, based on the Upside Participation Rate of 130% (as determined on the date hereof), and a hypothetical range of performance for the Final Basket Level (which will be determined on the Valuation Date) from 0 to 200, as well as hypothetical values for the Basket Return (which will be calculated on the Valuation Date).  The Initial Basket Level was set at 100 as of the Original Trade Date.  The following results are based solely on the hypothetical examples cited; the Final Basket Levels have been chosen arbitrarily for the purpose of the table below and should not be taken as indicative of the future performance of the price of the Component Commodities.  Numbers in the examples have been rounded for ease of analysis.

Final Basket Level	Initial Basket Level	Basket Return	Redemption Amount (per $1,000 principal amount)(1)
200	100	100%	$2,300
190	100	90%	$2,170
180	100	80%	$2,040
170	100	70%	$1,910
160	100	60%	$1,780
150	100	50%	$1,650
140	100	40%	$1,520
130	100	30%	$1,390
120	100	20%	$1,260
110	100	10%	$1,130
100	100	0%	$1,000
90	100	-10%	$1,000
80	100	-20%	$1,000
70	100	-30%	$1,000
60	100	-40%	$1,000
50	100	-50%	$1,000
40	100	-60%	$1,000
30	100	-70%	$1,000
20	100	-80%	$1,000
10	100	-90%	$1,000
0	100	-100%	$1,000

(1)  If the Final Basket Level is greater than the Initial Basket Level, the Redemption Amount per $1,000 note will equal $1,000 + ($1,000 x Basket Return x Upside Participation Rate).  If the Final Basket Level is equal to or less than the Initial Basket Level, the Redemption Amount per $1,000 note will equal $1,000.

The examples below illustrate how the Final Basket Level, the Basket Return and the Redemption Amount are calculated.  The below examples are based on the values of the Initial Commodity Price of each Component Commodity (which were calculated on the Original Trade Date), an Upside Participation Rate of 130% (which was determined on the date hereof), and the hypothetical values of the Final Commodity Price of each Component Commodity (which will be calculated on the Valuation Date).  The Initial Basket Level was set to 100 on the Original Trade Date.  The following results are based solely on the hypothetical examples cited; the Final Basket Levels and the Final Commodity Prices have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the price of the Component Commodities.  Numbers in the examples have been rounded for ease of analysis.

Example 1: The Final Commodity Price of each Component Commodity increases relative to its Initial Commodity Price, resulting in a Final Basket Level of 130, a Basket Return of 30% and a Redemption Amount of $1,390 per $1,000 note.

The Basket Return equals (Final Basket Level — Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (130 — 100) / 100

The Redemption Amount per $1,000 principal amount equals $1,000 + ($1,000 x Basket Return x Upside Participation Rate) and is calculated as follows:

Redemption Amount per $1,000 principal amount of notes = $1,000 + ($1,000 x 30% x 130%)= $1,390

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Original Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Crude Oil	79.94	103.92	10%	0.030
Heating Oil	2.1787	2.5055	10%	0.015
Copper	8,301.00	9,131.10	10%	0.010
Nickel	31,005.00	43,407.00	10%	0.040
Zinc	3,110.00	4,354.00	10%	0.040
Cocoa	1,876.00	3,001.60	10%	0.060
Sugar	9.84	12.30	10%	0.025
Coffee	1,934.00	2,320.80	10%	0.020
Milk	20.12	26.16	10%	0.030
Wheat	927.00	1,205.10	10%	0.030
	Sum of Weighted Component Commodity Returns =			0.30
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				130.0

Example 2: The Final Commodity Price of each Component Commodity decreases relative to its Initial Commodity Price, resulting in a Final Basket Level of 90, a Basket Return of —10% and a Redemption Amount of $1,000 per $1,000 note.

The Basket Return equals (Final Basket Level — Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (90 — 100) / 100

The Redemption Amount per $1,000 principal amount equals $1,000, because the Final Basket Level was less than the Initial Basket Level.

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Original Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Crude Oil	79.94	67.95	10%	-0.015
Heating Oil	2.1787	2.0698	10%	-0.005
Copper	8,301.00	7,470.90	10%	-0.010
Nickel	31,005.00	29,454.75	10%	-0.005
Zinc	3,110.00	2,954.50	10%	-0.005
Cocoa	1,876.00	1,688.40	10%	-0.010
Sugar	9.84	8.86	10%	-0.010
Coffee	1,934.00	1,837.30	10%	-0.005
Milk	20.12	17.10	10%	-0.015
Wheat	927.00	741.60	10%	-0.020
	Sum of Weighted Component Commodity Returns =			-0.10
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				90.0

Example 3: The Final Commodity Prices of Crude Oil, Nickel, Zinc, Coffee, Milk and Wheat appreciate relative to their respective Initial Commodity Prices, while the Final Commodity Price of Heating Oil, Copper, Cocoa and Sugar depreciate relative to their respective Initial Commodity Prices, resulting in a Final Basket Level of 110, a Basket Return of 10% and a Redemption Amount of $1,130 per $1,000 note.

The Basket Return equals (Final Basket Level — Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (110 — 100) / 100

The Redemption Amount per $1,000 principal amount equals $1,000 + ($1,000 x Basket Return x Upside Participation Rate) and is calculated as follows:

Redemption Amount per $1,000 principal amount of notes = $1,000 + ($1,000 x 10% x 130%)= $1,130

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Original Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Crude Oil	79.94	99.93	10%	0.025
Heating Oil	2.1787	2.0698	10%	-0.005
Copper	8,301.00	7,470.90	10%	-0.010
Nickel	31,005.00	40,306.50	10%	0.030
Zinc	3,110.00	3,732.00	10%	0.020
Cocoa	1,876.00	1,688.40	10%	-0.010
Sugar	9.84	8.86	10%	-0.010
Coffee	1,934.00	2,224.10	10%	0.015
Milk	20.12	25.15	10%	0.025
Wheat	927.00	1,112.40	10%	0.020
	Sum of Weighted Component Commodity Returns =			0.10
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				110.0

Example 4: The Final Commodity Prices of Heating Oil, Zinc and Wheat appreciate relative to their respective Initial Commodity Prices, while the Final Commodity Prices of Crude Oil, Copper, Nickel, Cocoa, Sugar, Coffee and Milk depreciate relative to their respective Initial Commodity Prices, resulting in a Final Basket Level of 60, a Basket Return of —40% and a Redemption Amount of $1,000 per $1,000 note.

The Basket Return equals (Final Basket Level — Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (60 — 100) / 100

The Redemption Amount per $1,000 principal amount equals $1,000, because the Final Basket Level was less than the Initial Basket Level.

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Original Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Crude Oil	79.94	27.98	10%	-0.065
Heating Oil	2.1787	2.2876	10%	0.005
Copper	8,301.00	4,980.60	10%	-0.040
Nickel	31,005.00	6,201.00	10%	-0.080
Zinc	3,110.00	3,576.50	10%	0.015
Cocoa	1,876.00	656.60	10%	-0.065
Sugar	9.84	5.90	10%	-0.040
Coffee	1,934.00	483.50	10%	-0.075
Milk	20.12	7.04	10%	-0.065
Wheat	927.00	1,019.70	10%	0.010
	Sum of Weighted Component Commodity Returns =			-0.40
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =				60.0

Historical Component Commodity Prices and Basket Return

The following graphs show the daily Commodity Price of each of the Component Commodities on its Relevant Exchange from October 4, 2002 through October 5, 2007, using historical data obtained from Bloomberg Financial Markets; neither we nor Lehman Brothers Inc. make any representation or warranty as to the accuracy or completeness of these prices.  The historical data is not necessarily indicative of the future performance of the Commodity Prices for such Component Commodities, or what the value of the notes may be.  Fluctuations in the prices of each of the contracts for such Component Commodities make it difficult to predict whether the Final Commodity Price will be greater than the Initial Commodity Price of each such Component Commodity and, consequently, whether the Redemption Amount payable at maturity will be greater than the principal amount invested.  Historical fluctuations in the Commodity Prices may be greater or lesser than fluctuations in the Commodity Prices for the Component Commodities experienced by the holders of the notes.

The following graph shows the hypothetical daily historical Basket Return based on the hypothetical composite performance of the Commodity Prices for the Component Commodities on the Relevant Exchanges, using historical data from October 4, 2002 through October 5, 2007, obtained from Bloomberg Financial Markets; neither we nor Lehman Brothers Inc. make any representation or warranty as to the accuracy or completeness of these prices. For purposes of illustration only, the Basket Return shown in the chart below was indexed to a level of 0.0 on October 4, 2002, based upon the Commodity Prices for the Component Commodities on that day, and the composite value of the Component Commodities on any subsequent day was obtained by using the calculation of the Basket Return described above.

Under the terms of the notes and for purposes of calculating the Redemption Amount, the initial Basket Return will be indexed to a level of 0.0 on the Original Trade Date, based on the Initial Commodity Prices for the Component Commodities on the Original Trade Date.

Information on the Component Commodities

The Redemption Amount payable on the Maturity Date will be determined by the Basket Return, which is dependent on the official settlement prices of the Component Commodities on the Valuation Date. We have derived all information regarding the commodities futures markets, the NYMEX, the LME, the CME, the ICE and the LIFFE from publicly available sources. Information concerning the NYMEX and Crude Oil and Heating Oil trading on the NYMEX, reflects the policies of, and is subject to change without notice by, the NYMEX. Information concerning the LME and Copper, Nickel and Zinc trading on the LME, reflects the policies of, and is subject to change without notice by, the LME. Information concerning the CME and Milk and Wheat trading on the CME, reflects the policies of, and is subject to change without notice by, the CME. Information concerning the ICE, and Sugar and Cocoa trading on the ICE, reflects the policies of, and is subject to change without notice by, the ICE. Information concerning the LIFFE, and Coffee trading on the LIFFE, reflects the policies of, and is subject to change without notice by, the LIFFE. Neither we nor Lehman Brothers Inc. make any representation or warranty as to the accuracy or completeness of such information.

The Commodity Price for each Component Commodity is displayed on Bloomberg under the following symbols:

Component Commodity	Bloomberg Symbol
Crude Oil	CL1
Heating Oil	HO1*
Copper	LOCADY
Nickel	LONIDY
Zinc	LOZSDY
Wheat	W1**
Sugar	SB1
Cocoa	CC1**
Coffee	CF1**
Milk	DA1

 *             HO1 is expressed on Bloomberg as cents per gallon, not USD per gallon.

**           Between the first notice date and the last trading date for a particular contract, the relevant symbol will use the numeral 2 instead of 1 (e.g. W 2 for Wheat).

The Commodity Futures Markets

At present, the Component Commodities (excluding Copper, Nickel and Zinc) are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as “short”) and acquired by the purchaser (whose position is described as “long”) or in which the cash settlement amount is to be made.

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities (such as the Financial Services Authority (FSA) in the United Kingdom). However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description. Because the notes do not constitute futures contracts or commodity options, noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC, the FSA or any other non-U.S. regulatory authority.

Information on Crude Oil, Heating Oil & the NYMEX

The New York Mercantile Exchange (“NYMEX”) was established in 1872 as the Butter and Cheese Exchange of New York, and has since traded a variety of commodity products. It is now the largest exchange in the world for the trading of energy futures and options contracts, including contracts for

Heating Oil. It is also a leading North American exchange for the trading of platinum group metals and other precious metals contracts. The NYMEX conducts trading in its futures contracts through an open-outcry trading floor during the trading day and after hours through an internet-based electronic platform. The establishment of energy futures on the NYMEX occurred in 1979, with the introduction of heating oil futures contracts. The NYMEX opened trading in leaded gasoline futures in 1981, followed by the crude oil futures contract in 1983 and unleaded gasoline futures in 1984.

The Commodity Prices for each of Crude Oil and Heating Oil are the U.S. dollar cash buyer settlement price (per barrel, in the case of Crude Oil and per gallon in the case of Heating Oil) of the “first nearby month” contract traded on NYMEX. The “first nearby month” contract is, at any given time, the contract next scheduled for settlement. For example, in October 2007, prior to the termination of trading in a given commodity contract, the first nearby month futures contract for a given commodity is the November 2007 futures contract, which is the contract for delivery of the commodity in November 2007. After the contract terminates trading in that month, the first nearby contract will be the December 2007 futures contract, which is the contract for delivery of the commodity in December 2007. See below for the dates in any given month in which trading terminates in the Crude Oil and Heating contracts.

The Crude Oil contract trades on NYMEX in units of 1,000 barrels and the delivery point is Cushing, Oklahoma. The Crude Oil Contract provides for delivery of several grades of domestic and internationally traded foreign crude oils. It may be settled by delivery of West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet or South Texas Sweet. Trading in the Crude Oil contract terminates at the close of business on the third business day prior to the 25th calendar day of the month preceding the delivery month (or if the 25th calendar day of the month is a non-business day, on the third business day prior to the business day preceding the 25th calendar day).

The contract for Heating Oil – also known as No. 2 fuel oil – trades on NYMEX in units of 1,000 barrels, and the price is based on delivery in New York Harbor, the principal cash market trading center. Heating Oil accounts for about 25% of the yield of a barrel of crude, the second largest “cut” after gasoline. Trading in the Heating Oil contract terminates at the close of business on the last business day of the month preceding the delivery month.

Information on Copper, Nickel and Zinc & the LME

The London Metal Exchange (the “LME”) was established in 1877 and is the principal metal exchange in the world on which contracts for delivery of copper, nickel and zinc — as well as lead, tin and aluminum alloy — are traded. In contrast to U.S. futures exchanges, the LME operates as a principals’ market for the trading of forward contracts, and is therefore more closely analogous to over-the-counter physical commodity markets than futures markets. As a result, members of the LME trade with each other as principals and not as agents for customers, although such members may enter into offsetting “back-to-back” contracts with their customers. Further, the LME does not require client orders to be exposed to the market via LME Select (the LME’s official electronic trading platform), inter-office dealing or the floor of the exchange trading, and LME members may, at their option (unless they have specific client instructions to the contrary) cross the order against their own book or that of another customer, rather than expose it to the market. As a result price discovery will take place against LME members’ net exposures during the relevant LME second ring (as discussed below).

In addition, while futures exchanges permit trading to be conducted in contracts for monthly delivery in stated delivery months, LME contracts are be established for delivery on any day (referred to as a “prompt date”) from one day to three months following the date of contract, weekly from three months to six months, and monthly thereafter up to 63, 27 and 15 months forward (depending on the commodity). Further, there are no price limits applicable to LME contracts, and prices could decline without limitation over a period of time. Trading is conducted on the basis of warrants that cover physical material held in listed warehouses.

The trading on the LME is transacted through open-outcry sessions on the LME floor, electronically on LME Select and through inter-office dealing, which allows the LME to operate as a 24-hour market. Trading on the floor takes place in two sessions daily, from 11:45 am to 1:05 pm and from 2:55 to 4:15 pm, London time. The two sessions are each broken down into two rings made up of five minutes’ trading in each contract. After the second ring of the first session the official prices for the day are announced. Contracts may be settled by offset or delivery and can be cleared in U.S. dollars, pounds sterling, Japanese yen and euros.

The LME is not a cash-cleared market. Both inter-office and floor trading are cleared and guaranteed by a system run by the London Clearing House, whose role is to act as a central counterparty to trades executed between clearing members and thereby reduce risk and settlement costs. The LME is subject to regulation by the FSA.

Copper has traded on the LME since its establishment. The Copper contract traded on the LME was upgraded to High Grade Copper in November 1981 and again to the current Copper – Grade A contract in June 1986. Copper trades on the LME in units of 25 metric tons and the settlement price of Copper for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement. Copper contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 63 months.

Nickel has traded on the LME since 1979. The Nickel contract is for Primary Nickel. Nickel trades on the LME in units of 6 metric tons and the settlement price of Nickel for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement. Nickel contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 27 months.

Zinc has traded on the LME unofficially since its establishment and officially since 1915, and the Zinc contract has undergone a number of upgrades, most recently to the current Special High Grade contract in June 1986. Zinc trades on the LME in units of 25 metric tons and the settlement price of Zinc for cash delivery is the price for the contract, expressed as U.S. dollars per metric ton, scheduled for same-day settlement. Zinc contracts on the LME may be established for delivery daily from one day (cash delivery) to three months, weekly on each Wednesday from three months to six months, and monthly on every third Wednesday from seven months to 27 months.

The LME share (by weight) of world terminal market trading is over 90% of all copper and virtually all nickel and zinc.

Information on Sugar, Cocoa and the ICE

The Intercontinental Exchange (the “ICE”) operates an electronic global futures and OTC marketplace for trading energy commodity contracts.  ICE conducts its markets for futures trading through its subsidiary, ICE Futures. ICE also offers a range of risk management, market data and trading support services. ICE's electronic trading platform allows ICE to provide market participants with direct access to energy futures and OTC commodity products for oil and refined products, natural gas, power and emissions. In addition to its liquid electronic markets, ICE offers a range of risk management tools, and provides energy market data based on OTC and futures markets through real-time access and an array of indices, custom data services and mark to market products.

In January of 2007, ICE acquired the New York Board of Trade (now known as ICE Futures U.S).  Today, ICE Futures U.S. electronic products trade electronically on the ICE platform alongside with its traditional open outcry markets.

The Commodity Price for Sugar is the official settlement price of the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) for Sugar, stated in cents per pound, as made public by the ICE. The contract size for Sugar is 112,000 pounds (50 long tons) and the delivery points include a port in the country of origin or in the case of landlocked countries, at a berth or anchorage in the customary port of export. The last trading day of the Sugar contract is the last business day of the month preceding the delivery month. The first notice day is the first business day after the last trading day, and the last notice day is the first business day after the last trading day.

The Commodity Price for Cocoa is the official settlement price of the first nearby month futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) for Cocoa, stated in dollars per metric ton, as made public by the ICE. The contract size for Cocoa is 10 metric tons, and the delivery points include licensed warehouses in the Port of New York District, Delaware River Port District, Port of Hampton Roads, Port of Albany or Port of Baltimore. The last trading day is on the last business day of the month preceding the last notice day. The first notice date for Cocoa is ten business days prior to first business day of delivery month, and the last notice day is ten business days prior to last business day of delivery month.

Information on Coffee & the LIFFE

The London International Financial Futures Exchange (LIFFE), through its LIFFE CONNECT platform, provides an electronic exchange for a variety of derivative products. LIFFE was formed in

1982, after UK financial regulators relaxed controls on foreign exchange transactions; Euronext, which bought LIFFE in 2001, has combined all of its derivate trading operations under the Euronext.liffe name. Its parent became part of NYSE Euronext in 2007. LIFFE lists a diverse range of commodity futures and options, which include cocoa, robusta coffee, raw sugar, white sugar, feed wheat, milling wheat, rapeseed, corn and rapeseed oil, which are all traded on LIFFE CONNECT.

The Commodity Price for Coffee is the official settlement price of the contract with the next succeeding First Notice Date (as defined below), stated in U.S. dollars per metric ton, as made public by the LIFFE. The contract size for Coffee is five metric tons and the delivery points include nominated warehouses in the United Kingdom or warehouses deemed to be sufficiently close to Amsterdam, Antwerp, Barcelona, Bremen, Felixstowe, Genoa-Savona, Hamburg, Le Havre, Marseilles-Fos, New Orleans, New York, Rotterdam or Trieste. The last trading day is the last business day of the delivery month at 12:30 pm, and the first notice date is the first business day of the delivery month.

Information on Milk, Wheat and the CME Group

The CME Group, a combined entity formed by the 2007 merger of the Chicago Mercantile Exchange and the Chicago Board of Trade, is one of the largest and most diverse financial exchanges in the world for trading futures and options. The CME Group offers a wide range of benchmark products, covering all major asset classes. Specifically, the CME Group offers futures and options based on interest rates, equity indexes, foreign exchange, commodities, energy, and alternative investment products such as weather and real estate.

The Commodity Price for Milk is the official settlement price of the contract with the next succeeding last trade date, stated as the US cent price per hundredweight (100 pounds), as made public by the CME Group. The contract size for Milk is 200,000 pounds and it is cash settled. The last trade date is the business day before the Milk price announcement by the U.S. Department of Agriculture (the “USDA”). The Class III Milk price will be released on the Friday before the 5th of the month unless this date is a Friday. A new Milk contract is listed on the day after the front month contract expires. The Commodity Price for Milk is based on a USDA survey of cheddar cheese, butter, and dry whey prices. The survey covers the entire month to which the Commodity Price for Milk pertains. At the expiration of each contract, the contract closeout price is forced to the announced Milk price by the USDA.

The Commodity Price for Wheat is the daily closing settlement price, stated in U.S. cents and quarter-cents, per bushel of No. 2 Wheat of the front-month futures contract, as made public by the CME Group. The contract size for Wheat is 5,000 bushels, and it is settled in March, May, July, September and December (each a “Wheat Contract Month”). Trading in the Wheat contract terminates on the business day prior to the fifteenth calendar day of the Wheat Contract Month. The last trading day is the business day prior to the 15th calendar day of the contract month. The last delivery day is the seventh business day following the last trading day of the delivery month. The first notice date is the business day immediately preceding the first delivery day of the delivery month, which is the first business day of the succeeding calendar month.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the notes as contingent payment debt instruments as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the MTN prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the notes, if any are taken.

The Agent proposes to offer the notes initially at a public offering price equal to the public offering price on the cover of this pricing supplement and to certain dealers at a discount not to exceed 1.80%. After the initial public offering, the public offering price and the selling terms may from time to time be varied by the Agent.

It is expected that delivery of the notes will be made against payment therefor more than three business days following the Original Trade Date. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.

U.S.$614,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

RETURN-ENHANCED NOTES LINKED TO A BASKET OF TEN COMMODITIES

DUE OCTOBER 11, 2010

PRICING SUPPLEMENT

OCTOBER 9, 2007

(INCLUDING PROSPECTUS SUPPLEMENT
DATED MAY 30, 2006 AND

PROSPECTUS

DATED MAY 30, 2006)

LEHMAN BROTHERS